November 4, 2013

VIA EDGAR

James E. O’Connor, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Keating Capital, Inc.
Registration Statement on Form N-2
File Nos. 333-191525 and 814-00778

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 4, 2013, with respect to the Company’s registration statement on Form N-2 (File No. 333-191525) (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses, such revisions have been included in the marked pages attached as an exhibit hereto.

1.
On the Prospectus cover page, please include in bold bullet format disclosure stating that the offering may cause the shares of the Company’s common stock to trade at an increased discount to the Company’s current net asset value per share.

Response: The Company has revised the disclosure in the Prospectus in response to the Staff’s comment.

2.	Please confirm that you do not hold any unconsolidated subsidiary meeting the definition of “significant subsidiary” in Regulation S-X, Article 1-02(w).

Response: The Company confirms that it does not hold any unconsolidated subsidiary that meets the definition of “significant subsidiary” in Article 1-02(w) under Regulation S-X.

*          *          *

James E. O’Connor, Esq.
November 4, 2013

The Company hereby acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or cynthia.krus@sutherland.com.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

cc:           Frederic M. Schweiger / Keating Capital, Inc.

2